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SEC FILE NUMBER
8-21584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Global Wealth Management Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Ave
(No. and Street)

McDonough	GA	30253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	646-226-9300	phil@sinemetu.ne
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Road SE	Atlanta	GA	30339-3(
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James Webb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Global Wealth Management Inc., as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULI A CONN NOTARY PUBLIC HENRY COUNTY, GEORGIA

Signature: [signature]

Title: Chief Executive Officer

[signature]

Notary Public

Expires 2/7/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

American Global Wealth Management, Inc.

Financial Statements

For the Year Ended September 30, 2023

With

Report of Independent Registered Public Accounting Firm

American Global Wealth Management, Inc.

Contents

As of and for Year Ended September 30, 2023

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition

Statement of Operations

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

Schedule II - Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

Schedule III - Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm on Exemption Report

Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
American Global Wealth Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Global Wealth Management, Inc. (the "Company") as of September 30, 2023, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

December 29, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Statement of Financial Condition
September 30, 2023

ASSETS

Cash	$	131,837
Clearing deposit		52,277
Commissions receivable		78,492
Property and equipment, net of accumulated depreciation of $12,738		439
Due from clearing broker		8,129
Due from stockholder		49,059
Prepaid expenses and other assets		510
TOTAL ASSETS	$	320,743

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	6,116
Commissions payable		108,258
Due to stockholder		42,859
Deferred revenue		21,584
Subordinated debt		175,000
TOTAL LIABILITIES		353,817

Stockholder's Equity

Capital stock		5,000
Additional paid in capital		98,862
Retained earnings (deficit)		(136,936)
TOTAL STOCKHOLDER'S EQUITY		(33,074)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	320,743

The accompanying notes are an integral part of these financial statements.

American Global Wealth Management, Inc.

Statement of Operations
For the Year Ended September 30, 2023

REVENUES:		
Commissions	$	964,731
Mutual fund fees		386,013
Registered rep fee income		124,054
Interest income		20,109
Referral fees		2,627
Other		10,502
Total revenues		1,508,036
EXPENSES:		
Compensation and benefits		1,209,985
Clearance fees		13,312
Occupancy and equipment		36,463
Technology and communications		47,229
Other		289,271
Total expenses		1,596,260
NET LOSS BEFORE INCOME TAXES	$	(88,224)
Income taxes		-
NET LOSS	$	(88,224)

American Global Wealth Management, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2023

	Capital Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance at October 1, 2022	$5,000	$40,000	$58,787	$103,787
Contributions	-	58,862	-	58,862
Net Loss	-	-	(88,224)	(88,224)
Dividends	-	-	(107,499)	(107,499)
Balance at September 30, 2023	$5,000	$98,862	($136,936)	($33,074)

The accompanying notes are an integral part of these financial statements.

American Global Wealth Management, Inc.

Statement of Cash Flows
For the Year Ended September 30, 2023

OPERATING ACTIVITIES:

Net Loss	$	(88,224)
Items which do not affect cash:		
Depreciation expense		1,541
Adjustments to reconcile net loss to net cash used by		
Operating Activities		
Changes in operating assets and liabilities		
Decrease in commissions receivable		14,888
Increase in clearing deposit		(724)
Decrease in due from clearing broker		2,472
Increase in due from stockholder		(49,059)
Increase in prepaid expenses and other assets		(41)
Decrease in deferred tax asset		12,860
Decrease in accounts payable and accrued expenses		(9,387)
Increase in commissions payable		14,262
Decrease in due to related party		(427)
Decrease in due to stockholder		(37,538)
Increase in deferred revenue		446
Net cash used by operating activities		(138,931)
FINANCING ACTIVITIES		
Contributions		58,862
Dividends		(107,499)
Net cash used by financing activities		(48,637)
NET DECREASE IN CASH		(187,568)
CASH AT BEGINNING OF YEAR		319,405
CASH AT END OF YEAR	$	131,837
Supplemental Information		
Non-cash financing activity		
Contribution of prior year income taxes otherwise payable to stockholder	$	58,862

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended September 30, 2023

Subordinated Liabilities at October 1, 2022	$	175,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Retirement of subordinated borrowings		-
Subordinated Liabilities at September 30, 2023	$	175,000

Notes to Financial Statements
September 30, 2023

1. Organization and Nature of Business

American Global Wealth Management, Inc. (the "Company") is a registered broker dealer organized under the laws of the state of Wisconsin in 1977. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high credit quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition

Revenue from contracts with customers includes commission and concession income and referral fee revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

The Company earns referral fees pursuant to a compensation sharing agreement with another broker-dealer. Revenue from this agreement is based upon a percentage of revenue generated by a referred representative of the contra party to the agreement. As the revenue to be received by the contra party is not known until execution of each transaction, the referral fee revenue of the Company is unable to be recognized until that time.

Notes to Financial Statements
September 30, 2023

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from and Deposit with Clearing Broker
The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable and funds on deposit in various accounts.

Income Taxes
Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes.

The Company is included in the consolidated tax return of its sole stockholder, American Global Wealth Services, Inc. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from American Global Wealth Services, Inc. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on the Company's hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

Under the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a tax return. At September 30, 2023, the Company did not have any unrecognized tax benefits or liabilities.

Commissions Receivable
The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. The Company regularly reviews its commissions receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

Date of Management's Review
Subsequent events were evaluated through the date the financial statements were issued.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold, or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Liabilities Subordinated to Claims of General Creditors

The Company has borrowings under agreements which are subordinate to claims of general creditors. The details of this debt are as follows:

Payable To	Due Date	Interest Rate	
Stockholder	February 6, 2025	5%	50,000
Stockholder	February 6, 2025	5%	125,000
Balance at September 30, 2023			$175,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rules. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Stockholder waived the interest payments for the year ended September 30, 2023.

5. Contingencies and Concentrations of Credit Risk

Pursuant to a clearing agreement, the Company introduces securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The Company has not been notified or otherwise made aware of any contingency related to the indemnification of the clearing broker.   In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at September 30, 2023.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2023, the Company had net capital of $53,692 which was $41,771 in excess of its required net capital of $11,921. The Company's aggregate indebtedness to net capital percentage was 333%.

Notes to Financial Statements
September 30, 2023

7. Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	-
Deferred income tax expense (benefit)	-
Income tax expense	-

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes.

Significant component of deferred tax assets are as follows:

Deferred tax asset arising from net operating loss carryforward	$	11,900
Deferred tax asset arising from accrual to cash timing differences		24,600
Deferred tax valuation allowance		(36,500)
Net deferred tax asset	$	-

As of September 30, 2023, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $44,400 The deferred tax asset arising from the net operating loss carryforward of approximately $11,900 as well as the deferred tax asset arising from accrual to cash difference of approximately $24,600 at September 30, 2023, have been fully reserved as there is less than a 50% chance of deferred tax assets being realized.

8. Leases and Related Parties

The Company leases office premises from its stockholder for monthly rent payments that were equal to a total of approximately $31,900 under an administrative services agreement.

The Company has elected for all underlying classes of assets to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying assets that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Separately, the Company's stockholder paid approximately $344,800 of compensation costs and $81,200 of other costs incurred by the Company for which the stockholder was partially reimbursed by the Company pursuant to the administrative services agreement. The due to stockholder at September 30, 2023 of $42,859 arises from an underpayment under the administrative services agreement with this entity.

The Company at times pays for operating expenses for the benefit of its stockholder for which reimbursement is subsequently requested. The due from stockholder at September 30, 2023 of $49,059 arises from the Company's payment of such expenses that have yet to be reimbursed by its stockholder.

The Company shares its errors and omissions insurance with other related entities pursuant to an informal arrangement. An affiliated Registered Investment Advisor pays all fees due under the policy for which it subsequent seeks reimbursement. The Company's allocated share of fees under this arrangement was equal to approximately $60,000 for the year ended September 30, 2023. There are no amounts due under this informal arrangement at September 30, 2023.

The Company entered into a services agreement with an affiliated insurance agency effective March 1, 2022. Pursuant to the agreement, the President of the affiliated insurance agency rendered licensing, compliance, and other administrative services to the Company for which the affiliated insurance agency was paid approximately $2,045 by the Company. There are no amounts due under this agreement at September 30, 2023.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

9. Net Loss

The Company has incurred a loss for the year ended September 30, 2023 and was dependent upon capital contributions from its stockholder for working capital and net capital. The Company's stockholder has represented that it intends to continue to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registerd public accounting firm.

American Global Wealth Management, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2023

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	(33,074)
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Property and equipment, net		(439)
Commissions receivable, net		(38,226)
Prepaid expenses and other assets		(510)
Due from stockholder		(49,059)
	$	(121,308)
ADD BACK FOR LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	$	175,000
NET CAPITAL	$	53,692
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	11,921
Excess net capital	$	41,771
Net Capital less greater of 10% of aggregate indebtedness		
or 120% of the minimum dollar amount required	$	35,810
AGGREGATE INDEBTEDNESS:		
Liabilities, net of subordinated debt	$	178,817
Percentage of aggregate indebtedness to net capital		333%

Reconciliation with Company's computation of Net Capital included in Part II of Form X-17A-5 as of September 30, 2023.

There is no significant difference between the net capital reported in Part II of Form X-17A-5, as amended, as of September 30, 2023 and net capital as reported above.

**SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

**SCHEDULE III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
American Global Wealth Management, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) American Global Wealth Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which American Global Wealth Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) American Global Wealth Management, Inc. stated that American Global Wealth Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Global Wealth Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

American Global Wealth Management, Inc. also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because American Global Wealth Management, Inc. limits its other business activities to one or more of the following: (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Global Wealth Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as well as in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

December 29, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



AMERICAN GLOBAL WEALTH MANAGEMENT, INC'S EXEMPTION REPORT

American Global Wealth Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraphs (k)(2) (ii) of the Rule.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2023, without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to one or more of the following: (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jim R Webb

Jim R. Webb, CEO
December 7, 2023

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
American Global Wealth Management, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by American Global Wealth Management, Inc. and the SIPC, solely to assist you and SIPC in evaluating American Global Wealth Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2023. American Global Wealth Management, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on American Global Wealth Management, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of American Global Wealth Management, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

December 29, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC